NEWS RELEASE September 15, 2006 NR-06-27

ENERGY METALS BEGINS CONFIRMATION DRILLING AT THE NINE MILE PROJECT,
NATRONA COUNTY, WYOMING

Vancouver, British Columbia, September 15, 2006: Energy Metals Corporation (TSX:EMC) is pleased to announce that it has commenced confirmation drilling on its Nine Mile Project in Natrona County, Wyoming, approximately nine miles north of Casper. Uranium mineralization occurs as roll fronts in three zones in the Teapot Sandstone of the Cretaceous Mesaverde Formation over a strike length of more than 3.5 miles. Principal uranium minerals are uraninite and coffinite. The Teapot at Nine Mile is a very fine to coarse quartzose to arkosic sandstone with interbedded carbonaceous mudstone.

The Nine Mile project was initially explored and developed by Rocky Mountain Energy (RME) and Mono Power in the 1970s. By 1979 RME reported an historic resource estimate of nine million pounds U3O8 from mineralization averaging 25 feet thick and grading 0.055% U3O8. In 1976, RME installed a pilot In-SituRecovery (ISR) plant at Nine Mile. Four successive test patterns were operated and tested, three utilizing acid leach, and a fourth with a carbonate leach system. Production results from these patterns were mixed and all test results are not available. Based on the pilot test results, RME planned to permit and install a commercial ISR facility to be operational in the early 1980’s. These plans were subsequently dropped due to declining uranium prices.

Initial drilling is planned for the Buckingham lease with 13 holes targeted to offset and bracket known roll fronts mapped by RME in the upper and middle Teapot sands. Additional holes are planned to offset and core significant mineralized holes. Drill depth through the lower mineralized sand of the Teapot ranges from 400 to 500 feet. The first drill rig is on site and a second is expected to be on site before the end of next week.

Readers are cautioned that while the historical resource estimates are considered to be relevant they do not comply with the guidelines of National Instrument 43-101. Therefore Energy Metals Corporation is not treating the resource estimates as a National Instrument 43-101 mineral resource verified by a qualified person. The reader should not rely upon these historical estimates until they can be verified by a NI-43-101 compliant study, which the Company's management and consultants intend to carry out in due course.

Energy Metals Corporation

Frank L. Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Executive Vice President, Director: (972)333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metal’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the companies’ operations. These and other risks are described in each company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.gov.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.